                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934


                              CONVERGE GLOBAL, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

          Utah                                          87-0426858
---------------------------------              ---------------------------------
(State or Other Jurisdiction                   (IRS Employer Identification No.)
of Incorporation or Organization)


233 Wilshire Boulevard, Suite 930, Santa Monica, California            90401
-------------------------------------------------------------------------------
(Address of principal executive offices)                             (Zip Code)


                                 (310) 434-1974
                ------------------------------------------------
                (Issuer's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

         Title of each class                   Name of each exchange on which
         to be so registered                   each class is to be registered
         -------------------                   ------------------------------

                 None                                      None

             --------------                          ---------------

             --------------                          ---------------

Securities to be registered pursuant to section 12(g) of the Act:

         Common Stock, par value $.001
         -----------------------------
         (Title of Class)

                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS

         A.       BUSINESS DEVELOPMENT

                  1.       FORM AND YEAR OF ORGANIZATION

         The corporation was incorporated under the laws of the State of Utah, on October 4, 1985, under the name of Mormon Mint, Inc. The corporation was originally organized to manufacture and market commemorative medallions as related to the Church of Jesus Christ of Latter Day Saints, the "Mormons." The company was inactive for ten years. In 1998, the Company changed its name to Capital Placement Specialists, Inc. as it began to seek new business opportunities.

         Pursuant to an Acquisition Agreement, dated January 5, 1999, Bekam Investments, Ltd. ("Bekam") acquired one hundred percent (100%) of the common shares of the company at that time; or 2,430,000 shares. Bekam subsequently spun off the company by contributing the shares to the treasury of the Company. The Company then changed its name to Converge Global, Inc. Converge Global, Inc. ("Converge" or the "Company") currently trades on the OTC Bulletin Board under the trading symbol: CVRG.

         B.       BUSINESS OF ISSUER

         The Company's business is focused in the globally emerging electronic commerce ("e-commerce") industry. The Company is in the process of building specialty portals catering to niche market segments, as well as building a market that provides complete e-commerce solutions to other businesses. Portals are defined as Internet infrastructures serving as entry points and destinations for on line users. The Company plans to provide these e-commerce solutions with specific emphasis on audio and video delivery over the Internet. The Company's Internet address is: WWW.CONVERGECOM.COM.

                  1.       PRINCIPAL PRODUCTS AND THE MARKET.

THE MARKET

THE INTERNET

         International Data Corporation estimates that the number of users accessing the Web will grow from 28 million in 1996 to 175 million in 2001 and that the amount of commerce conducted over the Web will increase from approximately $2.6 billion in 1996 to $220 billion in 2001. Growth in Internet usage has been fueled by a number of factors, including the large and growing base of personal computers installed in the workplace and home, advances in the performance and speed of personal computers and modems, improvements in network infrastructure, easier and cheaper access to the Internet and increased awareness of the Internet among consumer and trade customers.

THE PRODUCTS

         The following is a summary of the Company's products and services which evidence the Company's recent shift in creation and development of Internet niche portals, with an emphasis on special Internet web sites. The Company is in the process of developing audio and video delivery over the Internet. The Company will design and implement each portal to meet the tastes, interests and demands of its target audiences. The Company has developed the content and design of DIGITALMEN.COM. Accordingly, it believes that its Web site has been developed, in our opinion, and is relevant to the male consumer between ages of 18-45. DIGITALMEN.COM is a Web site that is targeted at men between the ages of 18 and 45. The Web site will feature products and services in the areas of cars, bars, men's fashion, restaurants, finance, dating, greeting cards, community chat and message boards. DIGITALMEN.COM is the only service that the Company has offered as of the date of this response.


           The Internet Technology ("IT") industry is witnessing the onset of an e-commerce explosion. Price Waterhouse in it's "Annual Technology Forecast" predicts that by 2002, e-commerce is anticipated to generate $94 billion in revenues. Further industry projections anticipate a significant influx of e-merchants will flock to the Internet in 2000. In fact, by 2003 over 400,000 US based e-merchants will have a presence on the World Wide Web. That is a 20 fold increase from current figures reporting 17,500 on line e-merchants. The majority of these e-merchants realize the advantages of portals, such as they once realized the need to be in commercial districts and shopping centers.

E-MERCHANTS

         One of the Company's services is providing E-Merchant services. E-Merchants are increasingly realizing the ease of conducting business on the World Wide Web.




         The service that is currently offered by the Company is via its Web site for DIGITALMEN.COM. DIGITALMEN.COM is a Web site that is targeted at men between the ages of 18 and 45. The Web site will feature products and services in the areas of cars, bars, men's fashion, restaurants, finance, dating, greeting cards, community chat and message boards.


         DIGITALMEN.COM is the only service that the Company has offered as of the date of this response.

PORTAL SERVICES

         Portals are defined as Internet infrastructures serving as entry points and destinations for on line users. Currently, existing portals can be overwhelming for the end user. The unavoidable portals control the sales and marketing channels that reach on line consumers. Converge develops high quality, attractive, easy to navigate specialty portals with user friendly interface programmed with the most amateur Internet user in mind.


                  2.       DISTRIBUTION

         As discussed above, the Company's products and services are all distributed via the Internet. The Company's intention is to increase awareness and distribution of its products and site through both mainstream marketing (billboards, radio, television, etc.) and Internet marketing (listing in various search engines, banner ads on various sites, etc.)

                  3.       STATUS OF ANY PUBLICLY ANNOUNCED NEW PRODUCT OR
SERVICE.

                  The Company launched its Website for Digitalmen.com on November 1, 1999. Digitalmen.com, previously known as Gearz.com, continues to include the same concepts geared towards identifying interests of men between the ages of 18-45.

                  4.       COMPETITION.

         The online commerce industry, particularly on the Internet, is new, rapidly evolving and intensely competitive, which the Company expects to intensify in the future. Barriers to entry are minimal, allowing current and new competitors to launch new Web sites at a relatively low cost. The company currently or potentially competes with other companies which have e-commerce websites. These competitors include Broadcast.Com, Amazon.com and Yahoo! Amazon.com is a company with sales of over $610 million in 1998. Cumulative customer accounts grew to 6.2 million at the end of 1998 for Amazon.com. Broadcast.Com recently merged with Yahoo!. In its third quarter ending September 30, 1999, Yahoo! had net revenues of $155,078,000. During September 1999, Yahoo!'s traffic was at an average of 385 million page views per day. The Company has revenues of zero (or minimal revenues) for its last fiscal year and does not match any of the above named companies in size or revenues at this time.

                  5. SOURCES AND AVAILABILITY OF INFORMATION AND PRINCIPAL SUPPLIERS.

         The majority of the content and development of products is done internally. The sites are hosted through various Internet Service Providers. The development of the of the products include the building of digitalmen.com which consists of technical work consisting of HTML programming, designing database, programming are all completed in house by the Company's computer programmers.



                  6.       DEPENDENCE ON ONE OR A FEW MAJOR CUSTOMERS.

         Not applicable.

                  7. PATENTS, TRADEMARKS, LICENSES, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS AND/OR LABOR CONTRACTS.

         The Company filed its trademark application for the trademark "Webfomercials" with the Patent and Trademark Office and is awaiting registration of the mark. It has also applied to trademark its slogans "solutions for the e-conomy" as well as "man's final destination."

                  8.       GOVERNMENT APPROVAL.

         No government approval is required for any of the Company's current products or services.

                  9.       EFFECT OF ANY EXISTING OR PROPOSED GOVERNMENT
REGULATIONS.

         None.

                  10.      RESEARCH AND DEVELOPMENT COSTS

         Development costs are being absorbed since most of the research and development is done internally by Converge's team. Any additional work incapable of being completed by the Company will be sent to independent contractors.

                  11. COST AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS AND REGULATIONS

         The Company is not involved in a business which involves the use of materials in a manufacturing stage where such materials are likely to result in the violation of any existing environmental rules and/or regulations. Further, the Company does not own any real property which would lead to liability as a land owner. Therefore, the Company does not anticipate that there will be any costs associated with the compliance of environmental laws and regulations.

                  12.      EMPLOYEES

         As of the date hereof, the Company employs 8 full-time employees and 1 part-time employee. The Company hires independent contractors on an "as needed" basis only. The Company has no collective bargaining agreements with its employees. The Company believes that its employee relationships are satisfactory. Long term, the Company will attempt to hire additional employees as needed based on its growth rate.

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         These financial projections contain figures relating to plans, expectations, future results, performance, events or other matters that are "forward-looking statements" . When used in the Plan of Operations, words such as "estimate", "project", "intend", "expect", "anticipate" and similar expressions are intended to identify forward-looking statements. Such forward looking statements involve numerous risks and uncertainties, pertaining to technology, development of the Company's products, and markets for such products, timing and level of customer orders, competitive products and pricing, changes in economic conditions and markets for the Company's products and other risks and uncertainties.

Actual results, performance and events are likely to differ and may differ materially and adversely. Investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the date of the Plan of Operations.

         These projections have not been prepared with a view toward complying with published guidelines of the American Institute of Certified Public Accountants. In addition, the Company's independent auditors have not examined, reviewed, compiled, or applied upon procedures to the projections, and no other independent expert has reviewed the projections.




RESULTS OF OPERATIONS

                  The Company has generated minimal revenues and does not anticipate generating any material revenues until at least the first quarter of the Year 2000. The Company does not anticipate breaking even in its financial operations until at least January, 2001. As a result, the Company's sole source of capital during 1999 shall be investment capital provided by third parties. Further, the Company anticipates that it will require additional capital contributions to fund its operations during the Year 2000. The Company intends to find investors or go to the original group of investor for additional capital for continued operations. In addition, the Company is actively seeking institutional type investors as a source of funding and growing the business. If the Company is unsuccessful in securing additional capital then it will be required to materially curtail or cease operations altogether. Further, in the event the Company does attract such capital, but is unable to generate revenues sufficient to support its expenses, then the Company would be required to eventually curtail or even cease operations. THE COMPANY'S SUBSTANTIAL FINANCIAL LOSSES SINCE ITS INCEPTION HAVE RAISED A SUBSTANTIAL DOUBT WITH THE COMPANY'S AUDITORS AS TO THE COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN.

         The following table sets forth, for the years indicated, selected financial information for the Company:

--------------------------------------------------------- ----------------- ----------- ------------- --------------
                                                                    THREE MONTHS ENDED   YEAR ENDED
                                                                              MARCH 31   DECEMBER 31
                                                                           (UNAUDITED)    (AUDITED)
--------------------------------------------------------- ----------------- ----------- ------------- --------------
--------------------------------------------------------- ----------------- ----------- ------------- --------------
                                                                  1999         1998         1999           1998
--------------------------------------------------------- ----------------- ----------- ------------- --------------
--------------------------------------------------------- ----------------- ----------- ------------- --------------
Total revenue                                                        ---       ---           ---           ---
--------------------------------------------------------- ----------------- ----------- ------------- --------------
Cost of revenue                                                      ---       ---           ---           ---
--------------------------------------------------------- ----------------- ----------- ------------- --------------
Gross profit                                                         ---       ---           ---           ---
--------------------------------------------------------- ----------------- ----------- ------------- --------------
General, administrative, and selling expenses                  $ 154,721       ---      $ 26,110           ---
--------------------------------------------------------- ----------------- ----------- ------------- --------------
Income (loss) from operations                                  (154,721)       ---      (26,110)           ---
--------------------------------------------------------- ----------------- ----------- ------------- --------------
Interest expense                                                     ---       ---           ---           ---
--------------------------------------------------------- ----------------- ----------- ------------- --------------
Other expense                                                        ---       ---           ---           ---
--------------------------------------------------------- ----------------- ----------- ------------- --------------
Income (loss) before taxes                                     (154,721)       ---      (26,110)           ---
--------------------------------------------------------- ----------------- ----------- ------------- --------------
Taxes on income                                                      800       ---           ---           ---
--------------------------------------------------------- ----------------- ----------- ------------- --------------
Net income (loss)                                             $(155,521)       ---      $(26,110)          ---
--------------------------------------------------------- ----------------- ----------- ------------- --------------

FISCAL YEAR ENDED DECEMBER 31, 1998 (AUDITED) AS COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1997 (AUDITED)

         REVENUES.  The Company has not generated revenues since inception.

         GENERAL, ADMINISTRATIVE, AND SELLING EXPENSES.

         The Company had no general, administrative and/or selling expenses for the year ended December 31, 1998 as compared to $26,110 in selling, general and administrative expenses generated for the same period in 1997 which were for services rendered by an individual consultant to the Company.

         INTEREST EXPENSE.

         None.

         OTHER EXPENSE.

         None.

         INCOME (LOSS) BEFORE TAXES.



         The Company has no income loss before taxes for the year ended December 31, 1998 since the Company had no revenues or expenses. The Company had a $26,110 loss before income taxes for the same period in 1997.

         TAXES ON INCOME.

         None.

         NET INCOME/LOSS.

         The Company experienced a net loss of $155,521 as of three months ended December 31, 1998 as compared to neither a net loss nor gain for the same period in 1998.

SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED) AS COMPARED TO SIX MONTHS ENDED JUNE 30, 1998 (UNAUDITED)

                                                     June 30, 1999                      June 30, 1998
                                                     -------------                      -------------
Net sales or operating revenues                       $    5,870                         $      -0-
Costs of revenues                                            -0-                                -0-
Selling, general and administrative expenses             332,920                                -0-
Loss before income tax                                  (327,050)                               -0-
Stock compensation                                           780                                -0-
INCOME TAX                                                   800                                -0-
----------------------------------------------------------------------------------------------------
Net loss                                              $(327,850)                          $     -0-

         REVENUES. The Company generated $5,870 in revenues for the six months ended June 30, 1999, from Web site service contracts as compared to no revenues for the same period last year since the Company was not in operation at that time.

         GENERAL, ADMINISTRATIVE, AND SELLING EXPENSES.

The Company had $332,920 in general, administrative and/or selling expenses for the six months ended June 30, 1999, as compared to no such expenses for the same period in 1998. Such expenses were incurred by salaries, rent, general office expenses as well as compensation for services of Jeff Cohn of Cohn Partners whom provided assistance in developing a marketing strategy for DIGITALMEN.COM by providing market research and business development strategies such as choosing right affiliate partners, content, functionality and user friendliness of the Web site. Peter Marshall of MITD assisted in providing our team with the knowledge to develop some of the applications for Digitalmen.Com. In addition, he provided technical consultation on the development of the applications such as data base management, e-mail system, user registration and content synchronization with the content provider.


         General and administrative expenses:

               Advertising and marketing            $ 43,756
               Website development                    15,414
               Independent contractors                29,305
               Professional fees                      26,614
               Payroll expense                       143,750
               Payroll tax expense                    15,200
               Rent                                   27,547
               Repairs and maintenance                 1,625
               Telephone                              14,357
               Travel & entertainment                 13,217
               Office expense                          1,093
               Depreciation                            1,042
                                                    --------

                                                    $332,920

         INTEREST EXPENSE.

         None.

         OTHER EXPENSE.

         None.

         INCOME (LOSS) BEFORE TAXES.

         The Company experienced a $327,850 income loss after taxes for the six months ended June 30, 1999 due to an increase in expenses during the startup period and no income loss after taxes for the same period in 1998 since the Company was not in operation at that time.

         TAXES ON INCOME.

         The Company experienced $800 in income tax for the six months ended June 30, 1999, and no such tax for the same period in 1998.


         NET INCOME/LOSS.

         The Company experienced a net loss of $327,050 as of six months ended June 30, 1999 as compared neither a net loss or gain for the same period in 1998.

THREE MONTHS ENDED MARCH 31, 1999 (UNAUDITED) AS COMPARED TO THREE MONTHS ENDED MARCH 31, 1998 (UNAUDITED)

         REVENUES.  The Company has not generated any revenues since inception.

         GENERAL, ADMINISTRATIVE, AND SELLING EXPENSES.

         The Company expended $154,721 for general and administrative expenses for the three months ended March 31, 1999 as compared to zero general and administrative expenses generated for the same period in 1998. These costs were for development of technology for e-commerce.

         LOSS FROM OPERATIONS.

         The Company has $155,521 net loss for the three months ended March 31, 1999 as compared to the three months ended March 31, 1998 where the Company had no losses from operations.

         INTEREST EXPENSE.

         The Company did not generate any interest expense in the three months ended in March 31, 1999 or March 31, 1998.

         OTHER EXPENSE.

         None.

         INCOME (LOSS) BEFORE TAXES.

         None.

         TAXES ON INCOME.

         The Company paid its annual income tax of $800 in period ending March 31, 1999. No income tax was paid for the same period in 1998, as the Company was dormant for that time.

         NET INCOME/LOSS.

         The Company experienced a net loss of $155,521 as of three months ended March 31, 1999 as compared to neither a net loss or gain for the same period in 1998.

LIQUIDITY AND CAPITAL RESOURCES

         The Company has received no venture capital investment. The Company concluded an offering under Rule 504 of Regulation D. Under this offering the Company raised $25,000 and issued 2,000,000 options to purchase shares of its common stock at an exercise price of $0.10 each. These options were exercised on March 30, 1999, May 7, 1997 and June 1999, raising $200,000.

         Throughout its history the Company had employed a variety of methods for diversifying its operations and pursuing its strategic and business objectives without pulling badly needed capital from its on-going operations, or incurring onerous overhead and financing obligations. These have included licenses, joint-ventures, and even counter-trade (technologies for technologies) mechanisms as part of this diversification methodology. The Company has identified a number of alternative capital sources, however, if it is unable to attract additional capital its operations will be severely adversely effected.


         As of June 30, 1998, the Company had no appreciable short or long-term debt and had been reorganized to prepare for future business.

         The Company does not believe that inflation has had a significant impact on its operations since inception of the Company.


SUBSIDIARIES

         On February 5, 1999, the Articles of Incorporation for Gearz.com, Inc. ("Gearz.com") were filed with the California secretary of State. The directors of the company are Imran Husain and Samar Khan.

         Gearz.com is a wholly owned subsidiary of Converge whereby Converge holds 1,000,000 shares of common stock of this Company. Gearz.com is a portal site geared towards men's interest. The target group ranges from ages 18-45 with interests in finance, travel, entertainment, fashion and electronics.

         On April 30, 1999, Converge became a 50% shareholder of
Liquidationbid.com, Inc. ("Liquidationbid") whereby Converge holds 1,000,000 shares of common stock of Liquidationbid. Mr. Imran Husain serves as the President and Director of Liquidation.bid.

         Liquidation bid is in the business of global business-to-business auctioning and bartering exchange. It assists corporate clients in auctioning or bartering excess inventory or, in case of liquidation, selling of assets, inventories to highest bidder in an efficient and cost-effective manner.

         In addition, the Company owns 100% of Essential Tec which assists the Company in technical design of Web site and applications. The Company is a 20% holder of MedCom Network, Inc. a California corporation which is developing an on-line data base of disease codes which are codes found in the medical industry dictionaries. The Company invested in MedCom by contributing $30,000 for shares of restricted common stock of the company.


YEAR 2000

         The Company has developed and acquired its computer systems with an objective to be Year 2000 compliant. The Company has engaged the services of qualified technicians to determine the extent to which it may be vulnerable to third party Year 2000 issues. As a relatively new corporation, all computer equipment was purchased in August 1997 and is Year 2000 compliant. The internal software written by the Company's programmers is written with the long-date format included and consequently is Year 2000 compliant. The Company uses Microsoft software and has installed all the available "patches" to up-date this software. Further, Microsoft "patches" will be installed as they become available from Microsoft in 1999, but this affects less than 20% of the Company's software and does not impact on the on-going operation of the Company. The Company has expended approximately $15,000 on hardware and software to become Year 2000 compliant.

         The Company has assessed and continues to asses whether its information and non-information technology systems will be effected by the Year 2000 issues. The Company has investigated its third party communications suppliers such as the telephone company and its Internet service provider and found that all are in the process of becoming Year 2000 compliant in 1999. Based upon current information, management believes that the necessary modifications have been made internally to effectively continue The Company into the Year 2000, however, management is continuing to monitor internal systems, and to assess the readiness of its systems, to ensure Year 2000 compliance. As a contingency, The Company has identified other communication suppliers who could provide the necessary service at a minimal cost to the Company, and a minimal effect on the operations of the Company. In the event no other communication suppliers can be found, there could be a material adverse effect on the Company and its operations. Based upon current information, The Company does not believe that the costs associated with Year 2000 compliance is material for the Company.

ITEM 3.  DESCRIPTION OF PROPERTY

         The main administrative offices of the Company are located at 233 Wilshire Boulevard, Suite 930, Santa Monica, California 90401.

         The Company has sub-leased these premises from Manhattan West, Inc., for a period of three (3) years. The sublease payments are due on the first day of each month at approximately $4,400.00 per month. All utilities and staff expenses are borne by the Company. The three year term of the sublease began on February 1, 1999 and will terminate on February 1, 2001.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock, as of the date hereof and as adjusted to reflect the sale of the Shares offered hereby by (i) each stockholder known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock, (ii) each director of the Company, (iii) each officer of the Company, and (iv) all directors and officers as a group.

-----------------------------------------------------------------------------------------------------------
Title of       Names and                       Amount and                Percent of Outstanding
 Class         Address of                       Nature of            Common Stock Beneficially Owned
               Beneficial                      Beneficial            -------------------------------
               Owner                            Ownership
-----------------------------------------------------------------------------------------------------------

Common         Imran Husain                    1,000,000(1)                           6.32%
Shares         10560 Wilshire Boulevard         Director/
               Unit No. 704                      Officer
               Los Angeles, CA 90024

Common         Samar Khan                      1,000,000(2)                           6.32%
Shares         1233 San Vicente Boulevard      Secretary/
               Santa Monica, CA 90401           Treasurer

Common         Reza Rahman                       25,000                              .0044%
Shares         6917 Valley View Lane, 254       Director
               Irving, TX 75039

Common         Montague Securities              3,400,000                            17.58%
Shares         International, Ltd.
               Saffrey Square
               Bay Street and Bank Lane
               P.O. Box N-8303
               Nassau, N.P., The Bahamas
-----------------------------------------------------------------------------------------------------------

               All officers and directors as a group (3 persons)   2,025,000         32%

--------------------------------

         (1) On January 6, 1999, the Company issued 1,000,000 options to purchase Common Stock of the company at an exercise prive of $0.001 for a term of five years to Mr. Husain under the Company's 1999 Incentive and Nonstatutory Stock Option Plan.

         (2) On January 6, 1999, the Company issued 1,000,000 options to purchase Common Stock of the company at an exercise prive of $0.001 for a term of five years to Mrs. Khan under the Company's 1999 Incentive and Nonstatutory Stock Option Plan.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS


     The directors and officers of the Company are as follows:

            NAME                         AGE                OFFICE
-----------------------------------------------------------------------------------------------

         Imran Husain                     32           President, Chief Executive Officer and
                                                       Director

         Samar Khan                       27           Secretary, Treasurer

         Reza Rahman                      32           Director
-----------------------------------------------------------------------------------------------

IMRAN HUSAIN, PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR: Capital Placement Specialists, a publicly traded company, nominated Mr. Husain as its President and CEO with the mandate to bring vision and direction to the corporation. As a result, Converge Global was established in January 1999. Mr. Husain saw enormous potential in the Internet arena and assembled a team of software engineers primarily to incubate and develop unique and proprietary internet based companies, resulting in the founding of DIGITALMEN.COM, Liquidationbid.com, Machmail.com and DesiTV.com, four proprietary and unique projects that are currently owned in whole or in part by Converge Global. Mr. Husain is originally from India, although educated in the United States. He is a graduate of Florida International University with a Bachelor of Science degree. He has extensive knowledge of global economies as a result of working and living in Asia, Africa, Europe and the United States. Mr. Husain is also President of American Business Investments, a private company. Mr. Husain enjoys racing formula cars professionally in his spare time. Before becoming President of Converge Global, Mr. Husain was primarily acting as manager for family investments in the U.S. equity markets.


SAMAR KHAN, SECRETARY AND TREASURER. From June of 1998 to July of 1999, Ms. Khan worked as a partner with GTI Partners, a corporate consulting firm for one year, where she handled all the administrative responsibilities for the firm. Ms. Khan was employed as an office manager at Tansa Group, a public relations firm in Anaheim Hills, California from 1993-1996. She attended California State University at Pomona from 1989-1991, taking courses in business and accounting.


REZA RAHMAN, DIRECTOR. Reza Rahman has been employed by Nokia Mobile Phones, Inc. since 1995. As a Product Development Manager, his responsibilities include measuring and analyzing key customer dissatisfaction issues, managing resolution efforts and communicating lessons learned to other business units. He is also responsible for developing and implementing strategies to improve market share and has improved the Customer Satisfaction Index by a factor of 75 percent in nine months. Mr. Rahman holds a B.S. in Industrial Engineering from the University of Texas at Arlington.

ITEM 6.  EXECUTIVE COMPENSATION

         The following table and attached notes sets forth the compensation of the Company's executive officers and directors during each of the fiscal years since inception of the Company which is January 1999. The remuneration described in the table does not include the cost to the Company of benefits furnished to the named executive officers, including premiums for health insurance, reimbursement of expense, and other benefits provided to such individual that are extended in connection with the ordinary conduct of the Company's business. The value of such benefits cannot be precisely determined, but the executive officers named below did not receive other compensation in excess of the lesser of $25,000 or 10% of such officer's cash compensation.


         The following table sets forth all compensation scheduled to be received for services rendered to the Company in all capacities during the 1998-99 fiscal year by those persons who are the Company's officers and directors.

         Name and                          Annual Compensation       Long Term Compensation
         Principal Position                                          Stock Options
                                                                     Bonuses / Other
         ----------------------------------------------------------------------------

         Imran Husain                       $      60,000              Stock Options    1,000,000(1)
         President, CEO and Director

         Samar Khan                         $      60,000              Stock Options    1,000,000(2)
         Secretary/Treasurer

         Reza Rahman                        $         -0-              Stock Options    -0-
         Director
                                            -------------
                                            $     120,000


         See audited and unaudited financial statements for fiscal year detail of executive compensation.

         The Company carries no officers and directors liability insurance, nor disability and life insurance benefits. The Company has historically reimbursed Messrs. Husain, Rahman and Mrs. Khan for quarterly private health insurance premiums and for expenses. All executive officers are currently covered by employment agreements. The Company does not maintain any pension plan, profit sharing plan or similar retirement or employee benefit plans.

-----------------------------

         (1) On January 6, 1999, the Company issued 1,000,000 options to purchase Common Stock of the company at an exercise prive of $0.001 for a term of five years to Mr. Husain under the Company's 1999 Incentive and Nonstatutory Stock Option Plan.

         (2) On January 6, 1999, the Company issued 1,000,000 options to purchase Common Stock of the company at an exercise prive of $0.001 for a term of five years to Mrs. Khan under the Company's 1999 Incentive and Nonstatutory Stock Option Plan.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Pursuant to an Acquisition Agreement dated January 5, 1999, Bekam Investments, Ltd. ("Bekam") acquired 100% of the common shares of the Company at the time or 2,430,100 shares. Bekam subsequently spun off the Company by contributing the shares to the treasury of the Company. The Company then changed its name to Converge Global, Inc.

     On January 6, 1999, the Board of Directors approved the 1999 Incentive Stock Option Plan to certain employees and officers exercised within five (5) years from February 1, 1999, at a par value common stock price of $0.001 per share.

         The Company obtained a loan from Verifica International, Inc. to the Company in the amount of $250,000.

ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

     The Company's Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, $.001 par value per share, of which approximately 5,977,800 shares were outstanding as of August 8, 1999.

     Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Accordingly, the holders of in excess of 50% of the aggregate number of shares of Common Stock outstanding will be able to elect all of the directors of the Company and to approve or disapprove any other matter submitted to a vote of all shareholders. See "Principal Shareholders."

     Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time, by the Board of Directors in its discretion, from funds legally available therefor. The Company does not currently anticipate paying any dividends on its Common Stock. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

     Shares of Common Stock are registered at the office of the Company and are transferable at such office by the registered holder (or duly authorized attorney) upon surrender of the Common Stock certificate, properly endorsed. No transfer shall be registered unless the Company is satisfied that such transfer will not result in a violation of any applicable federal or state securities laws. The Company's transfer agent is Holladay Stock Transfer, Inc., 4350 East Camelback Road, Suite 100F, Phoenix, Arizona 85018.

PREFERRED STOCK

         The Company has a single common class of stock and there is no preferred class of stock at this time.

DISTRIBUTION OF ACQUISITION SHARES

         Pursuant to the Acquisition Agreement dated January 5, 1999, Bekam retired all the acquired shares, 2,430,000 shares, to the treasury of the Company.

WARRANTS AND OPTIONS

         WARRANTS

         The Company has no warrants issued and outstanding at this time.

         OPTIONS

         As of January 6, 1999 the Company implemented its 1999 Incentive and Non-Statutory Stock Option Plan which authorized 7,000,000 shares exercisable upon grant to beneficiary over a period of five (5) years, and no less than twenty percent (20%) shall be exercised annually. As of the date of this filing, there have been 2,000,000 options issued to two (2) employees all of which have been exercised.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS' COMMON EQUITY AND OTHER STOCKHOLDERS MATTERS

         A.       MARKET INFORMATION

                      MARKET FOR THE ISSUER'S COMMON STOCK
                               AND RELATED MATTERS

         Converge has a total authorized capitalization of 50,000,000 shares of a single class of common stock, par value $.001. As of the date hereof, the Company has approximately 5,977,800 total issued and outstanding shares. Management and insider holdings comprise approximately 32% of the total issued and outstanding; while the remainder is distributed amongst approximately 11 registered shareholders and 120 streetholders. The current actual public float is approximately 3,000,000 shares. The Company's common stock is presently held in client accounts and/or in "street name" by over 9 U.S. securities firms.

         The Company's common stock has been trading on the over-the-counter market since the January 5, 1999 the same date as the acquisition Converge. The stock is now quoted on the Pink Sheets under the symbol CVRG.


         The following table sets forth the high and low bid prices for the Company's common stock as previously reported on the OTC Bulletin Board.

         The prices below also reflect inter-dealer quotations, without retail mark-up, mark-down or commissions and may not represent actual transactions:

                                                   Low                       High
                  Month/Year                         Bid                          Bid
                  ----------------------------------------------------------------------

                  February 1999                      5.25                       5.25
                  March 1999                         5.5                        5.5
                  April 1999                         4.75                       4.75
                  May 1999                           4.875                      4.875
                  June 1999                          2.875                      2.875
                  July 1999                          2.125                      2.125

         As of August 10, 1999 the bid price of the Company's common shares was $3.25 per share. As of August 9, 1999 there were approximately 11 registered and 120 street holders of record of the Company's common stock.

MARKET MAKERS

         Management understands that the following firms currently make a market for the Company's securities on the OTC Bulletin Board: Hill Thompson, Paragon, Sharpe and National.

                              TRADING SYMBOL: CVRG

         B.       HOLDERS

         As of August 9, 1999, there were approximately 11 holders of Company Common Stock, and 120 street holders of the Company stock, as reported by the Company's transfer agent. There are 6,916,900 restricted shares outstanding as of November 17, 1999. There have been no "piggy back" or "demand" registration rights granted to any shareholders.



         The Company's transfer is Holladay Stock Transfer, Inc., 4350 East Camelback Road, Suite 100F, Phoenix, Arizona 85018.

         C.       DIVIDENDS

         The Company has not paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

ITEM 2.           LEGAL PROCEEDINGS

         To the best knowledge of management, there are no legal proceedings pending or threatened against the Company.

ITEM 3.           ACCOUNTANTS

         The Company has engaged Stonefield Josephson, Inc., 1620 26th Street, Suite 400-South, Santa Monica, California 90401 as its principal accountants as of April 30, 1999. The decision to engage Stonefield Josephson, Inc. was approved by the Board of Directors.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

         The Company conducted an offering under Rule 504 of Regulation D of the Securities Act of 1933 in February 1999. Under this offering, the Company raised $25,000 from an investment group and issued 2,000,000 options to purchase shares of the Company's common stock at an exercise price of $0.10 per share. These options were exercised on March 30, 1999, May 7, 1997 and June 1999, raising $200,000 for the Company.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Utah Corporation Law and the Company's Certificate of Incorporation and Bylaws authorize indemnification of a director, officer, employee or agent of the Company against expenses incurred by him or her in connection with any action, suit, or proceeding to which such person is named a party by reason of having acted or served in such capacity, except for liabilities arising from such person's own misconduct or negligence in performance of duty. In addition, even a director, officer, employee or agent of the Company who was found liable for misconduct or negligence in the performance of duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                               (FORMERLY KNOWN AS
                      CAPITAL PLACEMENT SPECIALISTS, INC.)

                        CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1998 AND 1997









                                    CONTENTS

                                                                              Page
                                                                              ----

INDEPENDENT AUDITORS' REPORT                                                    1

CONSOLIDATED FINANCIAL STATEMENTS:
  Consolidated Balance Sheets                                                   2
  Consolidated Statements of Operations                                         3
  Consolidated Statements of Stockholders' Deficit                             4-5
  Consolidated Statements of Cash Flows                                        6-7
  Notes to Consolidated Financial Statements                                  8-15

                          INDEPENDENT AUDITORS' REPORT



Board of Directors
Converge Global, Inc. and Subsidiaries
Santa Monica, California


We have audited the accompanying consolidated balance sheet of Converge Global, Inc. and Subsidiaries (a development stage enterprise) as of December 31, 1998, and the related consolidated statements of operations, stockholders' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of December 31, 1997 and for the year then ended, were audited by other auditors whose report dated July 9, 1998, included an explanatory paragraph which expressed substantial doubt about the Company's ability to continue as a going concern.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Converge Global, Inc. and Subsidiaries as of December 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has incurred net losses from operations, has negative cash flows from operations, and has a net capital deficiency. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Stonefield Josephson, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

Santa Monica, California
June 16, 1999

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                           CONSOLIDATED BALANCE SHEETS



                                         ASSETS                                            September 30,       December 31,
                                                                                                1999               1998
                                                                                             -----------    -------------
                                                                                             (unaudited)
CURRENT ASSETS:
  Cash                                                                                       $     1,000    $           -
  Due from related party                                                                           4,189                -
                                                                                             -----------    -------------

          Total current assets                                                                     5,189                -

PROPERTY AND EQUIPMENT, net of accumulated
  depreciation and amortization                                                                   18,891                -

INVESTMENT IN MEDCOM NETWORK, INC.                                                                23,000                -
                                                                                             -----------    -------------

                                                                                             $    47,080    $           -
                                                                                             -----------    -------------
                                                                                             -----------    -------------


                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
  Accrued expenses                                                                           $   139,647
  Loan payable, related party                                                                     17,000
                                                                                             -----------

          Total current liabilities                                                              156,647
                                                                                             -----------

NOTE PAYABLE                                                                                     250,000
                                                                                             -----------

STOCKHOLDERS' DEFICIT:
  Common stock; $0.001 par value, 50,000,000 shares authorized, 8,918,100 and
    2,340,100 shares issued and outstanding at September 30, 1999 and December
    31, 1998, respectively                                                                         8,918            2,340
  Common stock subscriptions receivable                                                           (2,000)               -
  Additional paid-in capital                                                                     343,132          111,830
  Deficit accumulated during development stage                                                  (709,617)        (114,170)
                                                                                             -----------    -------------

          Total stockholders' deficit                                                           (359,567)               -
                                                                                             -----------    -------------

                                                                                             $    47,080    $           -
                                                                                             -----------    -------------
                                                                                             -----------    -------------


See accompanying independent auditors' report and notes to consolidated financial statements.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                                                     Period from
                                                                                                                     inception of
                                           Nine months          Nine months       Year ended       Year ended       operations on
                                              ended                ended         December 31,     December 31,    October 4, 1985 to
                                       September 30, 1999   September 30, 1998       1998             1997       September 30, 1999*
                                       ------------------   ------------------       ----             ----       -------------------
                                           (unaudited)           (unaudited)

REVENUES                                  $     5,870         $            -   $             -     $           -        $     5,870

COST OF REVENUES                                    -                      -                 -                 -                  -
                                          -----------        ---------------       -----------       -----------        -----------

GROSS PROFIT                                    5,870                      -                 -                 -              5,870

SELLING, GENERAL AND ADMINISTRATIVE           600,517                      -                 -            26,110            714,687
                                          -----------        ---------------       -----------       -----------        -----------

LOSS BEFORE INCOME TAXES                     (594,647)                     -                 -           (26,110)          (708,817)

INCOME TAXES                                      800                      -                 -                 -                800
                                          -----------        ---------------       -----------       -----------        -----------

NET LOSS                                  $  (595,447)        $            -   $             -       $   (26,110)       $  (709,617)
                                          -----------        ---------------       -----------       -----------        -----------
                                          -----------        ---------------       -----------       -----------        -----------

WEIGHTED AVERAGE NUMBER OF
  SHARES OUTSTANDING:
    Basic and diluted                       8,002,642              8,002,642         8,002,642         8,002,642          8,002,642
                                          -----------        ---------------       -----------       -----------        -----------
                                          -----------        ---------------       -----------       -----------        -----------

NET LOSS PER SHARE:
    Basic and diluted                     $      (.07)         $           -    $            -   $             -        $      (.09)
                                          -----------        ---------------       -----------       -----------        -----------
                                          -----------        ---------------       -----------       -----------        -----------

* The period from inception of operations on October 4, 1985 to December 31, 1998 (audited) and for the nine months ended September 30, 1999 (unaudited).

See accompanying independent auditors' report and notes to consolidated financial statements.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT


                                                                                                            Deficit
                                                                                                        accumulated
                                                               Common stock     Additional                during        Total
                                           Common stock        subscriptions     paid-in     Treasury   development   stockholders'
                                     Shares           Amount    receivable       capital      stock         stage       deficit
                                     ------           ------    ----------       -------      -----         -----       -------

Issuance of common stock in
  exchange for services received
  since inception on October 4, 1985
  to December 31, 1996                 2,079,000    $   2,079    $          -    $  85,981  $          -    $ (88,060)     $      -

Issuance of common stock in
  exchange for services received         261,100          261               -       25,849             -            -        26,110

Net loss for the year ended
  December 31, 1997                            -            -               -            -             -      (26,110)      (26,110)
                                       ---------    ---------    ------------    ---------    ----------    ---------     ---------

Balance at December 31, 1997           2,340,100        2,340               -      111,830             -     (114,170)            -

Net loss for the year ended
  December 31, 1998                            -            -               -            -             -            -             -
                                       ---------    ---------    ------------    ---------    ----------    ---------     ---------

Balance at December 31, 1998           2,340,100        2,340               -      111,830             -     (114,170)            -
                                       ---------    ---------    ------------    ---------    ----------    ---------     ---------


See accompanying independent auditors' report and notes to consolidated financial statements.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT (CONTINUED)

                                                                                                          Deficit
                                                                                                        accumulated
                                                                 Common stock    Additional                during         Total
                                           Common stock          subscriptions    paid-in    Treasury    development  stockholders'
                                      Shares            Amount     receivable     capital     stock         stage        deficit
                                      ------            ------     ----------     -------     -----         -----        -------
Contributions of shares to
  treasury stock (Note 1)            (2,340,100)            -            -             -       (2,340)            -             -

Distribution of shares from
  treasury (Note 1)                   2,340,100             -            -             -        2,340             -             -

Issuance of common stock in
  exchange for services received         78,000            78            -           702            -             -           780

Exercise of employee stock options    2,000,000         2,000       (2,000)            -            -             -             -

Issuance of common stock
  during private placement            2,500,000         2,500            -        22,500            -             -        25,000

Exercise of common stock options      2,000,000         2,000            -       198,000            -             -       200,000

Capital contribution                          -             -            -        10,100            -             -        10,100

Net loss for the nine months ended
  September 30, 1999 (unaudited)              -             -            -             -            -      (595,447)     (595,447)
                                     ----------    ----------   ----------    ----------   ----------    ----------    ----------

Balance at September 30, 1999
  (unaudited)                         8,918,100    $    8,918   $   (2,000)   $  343,132     $      -    $ (709,617)   $ (359,567)
                                     ----------    ----------   ----------    ----------   ----------    ----------    ----------
                                     ----------    ----------   ----------    ----------   ----------    ----------    ----------

See accompanying independent auditors' report and notes to consolidated financial statements.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                                                                   Period from
                                                                                                                   inception of
                                                  Nine months         Nine months     Year ended    Year ended    operations on
                                                     ended              ended        December 31,  December 31,  October 4, 1985 to
                                              September 30, 1999  September 30, 1998     1998          1997      September 30, 1999*
                                              ------------------  ------------------     ----          ----      ------------------
                                                  (unaudited)         (unaudited)
CASH FLOWS PROVIDED BY (USED FOR)
 OPERATING ACTIVITIES:
  Net loss                                           $(595,447)     $          -      $          -     $ (26,110)     $(709,617)
                                                     ---------      ------------      ------------     ---------      ---------

 ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH
  PROVIDED BY (USED FOR) OPERATING ACTIVITIES:
      Depreciation and amortization                      2,242                 -                 -             -          2,242
      Services in exchange for common stock                780                 -                 -        26,110        114,950
      Loss on investment                                 7,000                 -                 -             -          7,000

 CHANGES IN OPERATING ASSETS AND LIABILITIES:
    INCREASE IN ASSETS -
      increase in due from related party                (4,189)                -                 -             -         (4,189)

    INCREASE IN LIABILITIES-
      increase in accrued expenses                     139,647                 -                 -             -        139,647
                                                     ---------      ------------      ------------     ---------      ---------

          Total adjustments                            145,480                 -                 -        26,110        259,650
                                                     ---------      ------------      ------------     ---------      ---------

          Net cash used for operating activities      (449,967)                -                 -             -       (449,967)
                                                     ---------      ------------      ------------     ---------      ---------

CASH FLOWS USED FOR INVESTING ACTIVITIES:
  Payments to acquire property and equipment           (21,133)                -                 -             -        (21,133)
  Investment in Medcom Network, Inc.                   (30,000)                -                 -             -        (30,000)
                                                     ---------      ------------      ------------     ---------      ---------

          Net cash used for investing activities       (51,133)                -                 -             -        (51,133)
                                                     ---------      ------------      ------------     ---------      ---------

                                                    (Continued)

See accompanying independent auditors' report and notes to consolidated financial statements.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                                                                     Period from
                                                                                                                    inception of
                                                  Nine months         Nine months     Year ended    Year ended      operations on
                                                    ended               ended        December 31,  December 31,  October 4, 1985 to
                                              September 30, 1999  September 30, 1998     1998          1997      September 30, 1999*
                                              ------------------  ------------------     ----          ----      -------------------
                                                  (unaudited)        (unaudited)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
  Proceeds from loan payable, related party            17,000                 -              -            -            17,000
  Proceeds from note payable, net                     250,000                 -              -            -           250,000
  Proceeds from issuance of common stock and
    paid in capital                                   235,100                 -              -            -           235,100
                                                     --------     -------------     ----------     --------          --------

      Net cash provided by financing activities       502,100                 -              -            -           502,100
                                                     --------     -------------     ----------     --------          --------

NET INCREASE IN CASH                                    1,000                 -              -            -             1,000
CASH, beginning of period/year                              -                 -              -            -                 -
                                                     --------     -------------     ----------     --------          --------

CASH, end of period/year                             $  1,000     $           -     $        -     $      -          $  1,000
                                                     --------     -------------     ----------     --------          --------
                                                     --------     -------------     ----------     --------          --------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION -
    income taxes paid                                $    800     $           -     $        -     $      -          $    800
                                                     --------     -------------     ----------     --------          --------
                                                     --------     -------------     ----------     --------          --------

SUPPLEMENTAL DISCLOSURE OF NON-CASH
  INVESTING AND FINANCING ACTIVITIES -
    services rendered in exchange for
      common stock                                   $    780     $             -     $        -     $ 26,110        $114,950
                                                     --------     ---------------     ----------     --------        --------
                                                     --------     ---------------     ----------     --------        --------


* The period from inception of operations on October 4, 1985 to December 31, 1998 (audited) and for the nine months ended September 30, 1999 (unaudited).

See accompanying independent auditors' report and notes to consolidated financial statements.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
            NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)


(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

        ORGANIZATION AND BASIS OF PRESENTATION:

               The Company was organized October 4, 1985, under the laws of the State of Utah, as Mormon Mint, Inc. The Company was inactive for approximately 10 years.

               On December 4, 1997, the Company changed its name from Mormon Mint, Inc. to Capital Placement Specialists, Inc.

               Pursuant to an acquisition agreement, dated January 5, 1999, Bekam Investments, Ltd. ("Bekam") acquired one hundred percent (100%) of the common shares of the Company at that time; or 2,430,000 shares. Bekam subsequently spun off the Company by contributing the shares to the treasury of the Company for redistribution to selected investors of Bekam. The Company then changed its name to Converge Global, Inc.

        PRINCIPLES OF CONSOLIDATION (UNAUDITED):

               The accompanying financial statements include the accounts of Converge Global, Inc. (the "Parent"), and its subsidiaries, Gearz.com, Inc. and LiquidationBid.com, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

                                            Percent of
                    Subsidiary               ownership                                 Description
                    ----------               ---------                                 -----------

          Gearz.com, Inc.                      100%               Gearz.com, Inc. was formed on February 5, 1999
                                                                  in the State of California.  There were no
                                                                  material operations during the nine months
                                                                  ended September 30, 1999.

          LiquidationBid.com, Inc.              50%               LiquidationBid.com, Inc. (a development stage
                                                                  company) was incorporated on April 8, 1999 in
                                                                  the State of Nevada by Converge Global, Inc.
                                                                  Immediately after its formation, the Company
                                                                  relinquished 50% of its interest to Inetvisionz,
                                                                  Inc., a company related through common ownership,
                                                                  in exchange for rights for services.  Two of the
                                                                  three board members of LiquidationBid.com, Inc.
                                                                  are officers and stockholders of the Company, thereby
                                                                  demonstrating control over LiquidationBid.com,
                                                                  Inc.  There were no material operations during
                                                                  the nine months ended September 30, 1999.


See accompanying independent auditors' report.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
            NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)


(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

        GOING CONCERN:

               The Company's consolidated financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. This factor raises substantial doubt about the Company's ability to continue as a going concern.

               Management recognizes that the Company must generate additional resources to enable it to continue operations. The Company intends to begin recognizing significant revenue during the fourth quarter of 1999 or early 2000. Management's plans also include the sale of additional equity securities. However, no assurance can be given that the Company will be successful in raising additional capital. Further, there can be no assurance, assuming the Company successfully raises additional equity, that the Company will achieve profitability or positive cash flow.

        BUSINESS ACTIVITY:

               The Company, a development stage company, plans to provide in-depth and unique e-commerce solutions with specific emphasis on audio and video delivery over the Internet. The Company also plans to design and develop websites in exchange for fees from its customers.

        REVENUE RECOGNITION:

               The Company recognizes website design and development revenue as services are performed over the life of the contract.

        CASH:

               EQUIVALENTS

               For purposes of the statement of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

               CONCENTRATION

               The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

        USE OF ESTIMATES:

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


See accompanying independent auditors' report.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
            NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)


(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

        PROPERTY AND EQUIPMENT:

               Property and equipment are valued at cost. Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

        INCOME TAXES:

               The Company uses the liability method of accounting for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes."

               Deferred income tax assets result from temporary differences when certain amounts are deducted for financial statement purposes and when they are deducted for income tax purposes.

               The principal temporary difference is the net operating loss carryforward, which was immaterial at December 31, 1998 and 1997, respectively. A deferred tax asset has been provided and is completely offset by a valuation allowance because its utilization does not appear to be reasonably assured.

               On January 5, 1999, there was a 100% change in the control and ownership of the Company. As a result of this change in control, there are significant limitations on the utilization of the net operating loss carryforwards through December 31, 1998. Federal net operating loss carryforward starts to expire on December 31, 2018 and California state net operating loss carryforward starts to expire on December 31, 2003.

        COMMON STOCK:

               On October 15, 1997, the Company effected a 10:1 reverse split of its common stock, thus decreasing the number of outstanding common stock shares from 23,401,000 shares to 2,340,100 shares. All share and per share data in the financial statements reflect the reverse split for all periods presented.

        NET LOSS PER SHARE:

               The Company has adopted Statement of Financial Accounting Standard No. 128, Earnings per Share ("SFAS No. 128"), which is effective for annual and interim financial statements issued for periods ending after December 15, 1997. SFAS No. 128 was issued to simplify the standards for calculating earnings per share ("EPS") previously in APB No. 15, Earnings Per Share. SFAS No. 128 replaces the presentation of primary EPS with a presentation of basic EPS. The new rules also require dual presentation of basic and diluted EPS on the face of the statement of operations.


See accompanying independent auditors' report.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
            NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)


(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

        NET LOSS PER SHARE, CONTINUED:

               For the nine months ended September 30, 1999 and the years ended December 31, 1998 and December 31, 1997 and the period from inception of operations to September 30, 1999, the per share data is based on the weighted average number of common and common equivalent shares outstanding, and are calculated in accordance with Staff Accounting Bulletin of the Securities and Exchange Commission (SAB) No. 98 whereby common stock, options or warrants to purchase common stock or other potentially dilutive instruments issued for nominal consideration must be reflected in basic and diluted per share calculations for all periods in a manner similar to a stock split, even if anti-dilutive. Accordingly, in computing basic earnings per share, nominal issuances of common stock are reflected in a manner similar to a stock split or dividend. In computing diluted earnings per share, nominal issuances of common stock and potential common stock are reflected in a manner similar to a stock split or dividend.

        INTERIM FINANCIAL STATEMENTS (UNAUDITED):

               The accompanying unaudited condensed consolidated financial statements for the interim periods ended September 30, 1999 and 1998 have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999.


(2)     PROPERTY AND EQUIPMENT (UNAUDITED):

        A summary at September 30, 1999 is as follows:

               Computer and office equipment                                                $       21,133
               Less accumulated depreciation                                                         2,242
                                                                                            --------------

                                                                                            $       18,891
                                                                                            --------------
                                                                                            --------------

        Depreciation expense for the nine months ended September 30, 1999 amounted to $2,242. There was no property and equipment as of December 31, 1998 and 1997, and accordingly, there was no deprecation expense for the years ended December 31, 1998 and 1997.


See accompanying independent auditors' report.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
            NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)


(3)     INVESTMENT IN MEDCOM NETWORK, INC. (UNAUDITED):

        Medcom Network, Inc. was incorporated on June 11, 1999 and does not expect to recognize revenue until December 1999. There were no significant operations as of September 30, 1999. On June 15, 1999, the Company purchased 20% of the outstanding shares of an unrelated startup company, Medcom Network, Inc. for $30,000. The purchase included a six-month anti-dilution provision and an agreement not to sell the shares for a period of one year or until the shares are registered with the United States Securities and Exchange Commission. This investment is being accounted for using the equity method. The Company's share of the investee's net loss of approximatley $7,000 is reflected in the accompanying financial statements.


(4)     ACCRUED EXPENSES (UNAUDITED):

        A summary at September 30, 1999 is as follows:

               Accrued payroll and related taxes                                            $       99,000
               Accrued professional fees                                                            22,956
               Other overhead expenses                                                              15,811
               Accrued legal                                                                         1,880
                                                                                            --------------

                                                                                            $      139,647
                                                                                            --------------
                                                                                            --------------

        There were no accrued expenses for the years ended December 31, 1998 and 1997.


(5)     NOTE PAYABLE (UNAUDITED):

        The note is due to a foreign trust (related through an officer) and is unsecured. It is due on April 15, 2002 and accrues interest at 7.5% per annum. The note may be extended in one-year increments, subject to the note holder's approval.


(6)     STOCKHOLDERS' DEFICIT (UNAUDITED):

        PRIVATE PLACEMENT OFFERING

        The Company commenced a private placement offering under Regulation D, rule 504 of the Securities Act of 1933, up to the limit of $1,000,000. During January 1999, the Company raised $25,000 from the issuance of 2,500,000 shares of common stock to an investment group. The Company also granted 2,000,000 stock options to this investment group to purchase additional shares of common stock at an exercise price of $0.10 per share. During the nine months ended September 30, 1999, 2,000,000 options were exercised for $200,000.


See accompanying independent auditors' report.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
            NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)


(6)     STOCKHOLDERS' DEFICIT (UNAUDITED), CONTINUED:

        EMPLOYEE STOCK OPTION PLAN

        Effective January 6, 1999, the Company adopted a Stock Option Plan (the "Plan") for its directors, employees and consultants under which a maximum number of 7,000,000 options maybe granted to purchase common stock of the Company. The Compensation Committee of the Board of Directors administers the Plan, selects recipients to whom options are granted and determines the number of shares to be awarded. Options granted under the Plan are exercisable at a price determined by the Compensation Committee at the time of grant, but in no event less than fair market value.

        The number and weighted average exercise price of options granted under the Employee Stock Option Plan, for the nine months ended September 30, 1999 are as follows:

                                                                                                       Weighted Average
                                                                                      Shares            Exercise Price
                                                                                      ------            --------------
                  Outstanding at beginning of period                                         -             $       -
                  Outstanding at end of period                                               -                     -
                  Exercisable at end of period                                               -                     -
                  Granted during period                                              2,000,000                  .001
                  Exercised during period                                            2,000,000                  .001

        The holders of these stock options have executed agreements to exercise these options; however, no cash was received to date. Accordingly, the $2,000 due for the 2,000,000 shares has been presented on the accompanying balance sheet as common stock receivable at September 30, 1999.

        The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the fair market value of the underlying stock on the date of grant, no compensation expense is recognized.

        Pro forma information regarding the effect on operations is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. Pro forma information using the Black-Scholes method at the date of grant based on the following assumptions:

                  Expected life                                     1 month
                  Risk-free interest rate                             6.00%
                  Dividend yield                                          -
                  Volatility                                           100%


See accompanying independent auditors' report.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
            NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)


(6)     STOCKHOLDERS' DEFICIT (UNAUDITED), CONTINUED:

        This option valuation model requires input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of fair value of its employee stock options.

        For purposes of proforma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. The Company's proforma information is as follows:

                                                                                              September 30,
                                                                                                  1999
                                                                                                  ----

               Net loss, as reported                                                     $     (595,447)
               Proforma net loss                                                         $     (617,447)

               Basic and diluted historical loss per share                               $         (.07)
               Proforma basic and diluted loss per share                                 $         (.08)


(7)     RELATED PARTY TRANSACTION:

        The loan payable, related party, represents short-term borrowings from an officer of the Company. It is non-interest bearing and due on demand (unaudited).

        Prior to January 5, 1999, the Company neither owned nor leased any real or personal property. Office services were provided without charge by a director. Such costs were immaterial to the financial statements and, accordingly, have not been reflected therein.

        Effective February 1, 1999, the Company entered into a one-year employment agreement with two of its officers. Pursuant to this agreement, the Company will compensate each officer $5,000 per month. Adjustments for compensation and renewal of employment terms are subject to the Board of Directors' approval (unaudited).


See accompanying independent auditors' report.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
            NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)


(8)     LEASE COMMITMENTS (UNAUDITED):

        The Company has a three-year agreement to lease its office space from Manhattan West, Inc., a related party through common ownership. The Company is responsible for all overhead expenses including utilities, telephone and insurance expense. The Company also rents certain office equipment on a monthly basis from the same related party.

        The following is a schedule by years of future minimum rental payments required under operating leases that have noncancellable lease terms in excess of one year as of September 30, 1999:

               Year ending December 31,
                   1999                                                                     $       13,200
                   2000                                                                             52,800
                   2001                                                                             52,800
                   2002                                                                             13,200
                                                                                            --------------

                                                                                            $      132,000
                                                                                            --------------
                                                                                            --------------

        Rent expense for the nine months ended September 30, 1999 amounted to approximately $40,000.


See accompanying independent auditors' report.

                                    PART III

ITEM 1 AND
ITEM 2.           INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS


EXHIBIT NO. DOCUMENT DESCRIPTION


*3.1 Certificate of Incorporation of Mormon Mint, Inc., a Utah corporation, dated October 4, 1985

*3.2 Amendment to Articles of Incorporation with the name change to Capital Placement Specialists, Inc., dated December 4, 1997

*3.3 Amendment to Articles of Incorporation with name change to Converge Global, Inc., dated January 28, 1999

*3.4    Bylaws of Converge Global, Inc., dated January 19, 1999

*10.1   Sub-Lease Agreement, dated February 1, 1999 (to be filed by amendment)

*10.2   Acquisition Agreement, dated January 5, 1999

*10.3   Employment Agreement for Imran Husain dated February 1, 1999

*10.4   Employment Agreement for Samar Khan dated February 1, 1999

*10.5   1999 Incentive & Nonstatutory Stock Option Plan dated January 6, 1999

 "*" Previously filed

27      Financial Data Schedule

(New to this filing and not previously filed)


                                   SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              CONVERGE GLOBAL, INC.


                              By:   /s/ Imran Husain
                                   ---------------------------------------------
                                    Imran Husain
                              Its:  President, Chief Executive Officer, Director


Signature                                 Title                                                 Date
---------                                 -----                                                 ----

/s/ Imran Husain                          President, Chief Executive Officer
Imran Husain                              and Director                                    December 1, 1999




/s/ Samar Khan                            Secretary and Treasurer
Samar Khan                                and Director                                    December 2, 1999


/s/ Reza Rahman                           Director                                        December 2, 1999
Reza Rahman